SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

TAX ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952
Publicly-Held Company

Minutes of the Board of Directors of Gafisa S.A. (“Company”)
held on November 6, 2009

1. Date, Time and Venue: On November 6, 2009, at 6:30pm, through conference call, as expressly authorized by section 20, paragraph 2, of the Company’s Bylaws.

2. Call Notice and Participants: The members of the Board of Directors were regularly summoned. All members of the Company’s Board of Directors participated in the meeting and, therefore, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions:

4.1. To record that the attending board members were informed of the contents of the appraisal reports prepared by APSIS Consultoria Empresarial Ltda. for purposes of sections 227, 8 and 264 of Law No. 6,404/76 and of the valuation report presented by N M Rothschild & Sons, all referring to the merger, by the Company, of the totality of the outstanding shares of Construtora Tenda S.A., entity controlled by the Company

(“Merger of Shares”).

4.2. Having considered (i) the recommendation of the Independent Committee of Construtora Tenda S.A. and the studies presented by the financial advisor of the Company, Estáter Assessoria Financeira Ltda., in the course of discussions between the management of the Company and the Independent Committee, with a view to establishing an exchange ratio 2.5% greater than the highest level originally considered as adequate, as set out in the Material Fact Release dated October 21, 2009, and (ii) the arguments of the Company’s management brought to this Board of Directors and the additional studies prepared by Estáter Assessoria Financeira Ltda., the members of the Company’s board of directors, other than Gary Robert Garrabrant and Thomas Joseph McDonald, who in spite of their understanding of the inexistence of conflict chose to abstain from deliberations and voting on the matter: (a) to approve, by unanimous vote, the terms and conditions of the draft of the Protocol and Justification of the Merger of Shares Issued by Construtora Tenda S.A. into the Company, yet to be celebrated, which copy, once certified by the Presiding Board, is filed in the Company’s headquarters, including, specifically, the exchange ratio finally determined of 0.205 Company’s share per common share issued by Construtora Tenda S.A., due to having considered it equitable and adequately justified; (b) to confirm the hiring of Apsis Consultoria Empresarial Ltda. by the management of the Company to prepare the appraisal report of the shares issued by Construtora Tenda S.A. that will be contributed to the Company’s capital, for the purposes of Sections 227 and 8 of Brazilian Law no. 6,404/76; and (c) to convene an Extraordinary General Meeting of the Company’s shareholders to resolve on the following proposal: “(i) approval of the terms and conditions of the

Protocol and Justification of Merger of Shares issued by Construtora Tenda S.A. into the Company, celebrated by the companies’ management (“Protocol and Justification”), (ii) ratification of the appointment and hiring of APSIS Consultoria Empresarial Ltda. for the issue of the valuation report of the shares of Construtora Tenda S.A. which shall be contributed to the Company’s capital, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”), (iii) approval of the Valuation Report, (iv) approval of the merger of the totality of the outstanding shares of Construtora Tenda S.A. into the Company, pursuant to the terms set out in the Protocol and Justification, and the consequent increase in the Company’s capital, through the issue of common shares to be subscribed and paid-in by the officers of Construtora Tenda S.A., on behalf of its shareholders, with the consequent amendment of section 5 of the Company’s Bylaws with a view to reflecting the abovementioned capital increase; and (v) assumption, by the Company, of options granted but not yet exercised under the Stock Option Plans of Construtora Tenda S.A.”.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those participating in the meeting. Signatures: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues. Board Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

São Paulo, November 6, 2009

Fabiana Utrabo Rodrigues
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.